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19003203

SEC Mail Proce...

FEB 27 2019

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCFG Wealth Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28202 Cabot Road, Suite 300
(No. and Street)

Laguna Niguel	CA	92677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rick Roberts

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Rick Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCFG Wealth Management, LLC of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN L. BERRY
Notary Public – California
Orange County
Commission # 2192080
My Comm. Expires May 12, 2021

[signature]
Signature

CEO
Title

SEC Mail Processing
FEB 27 2019
Washington, DC

[signature: Lauren L. Berry]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCFG WEALTH MANAGEMENT, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Directors of TCFG Wealth Management, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of TCFG Wealth Management, LLC's management. My responsibility is to express an opinion on TCFG Wealth Management, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TCFG Wealth Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as TCFG Wealth Management, LLC's auditor since 2016.
Tarzana, California
February 22, 2019

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		**2018**
Current Assets		
Cash and equivalents	$	641,623
Deposits held at clearing broker		50,000
Receivable from clearing brokers		56,856
Due from related party		7,567
Accounts Receivable		102,471
Other securities		169,980
Other current assets		24,788
Total assets	$	1,053,285
Liabilities and Member's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	11,726
Commissions Payable		92,224
Deferred Compensation		19,703
Payable to Broker Dealer		169,073
Total current liabilities	$	292,726
Equity		
Member's Equity		760,559
		760,559
Total liabilities and member's equity	$	1,053,285

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
	Securities commissions and fees	$ 1,338,430
	Investment advisory fees	-
	Sale of Investment Company Shares	271,972
	Sale of Insurance Based Products	1,030,143
	Net gains or losess on Principal Trades	56,909
	Interest / Rebate / Dividend Income	19,322
	Investment Banking	2,554,273
	Other income	615,883
	Total revenue	5,886,932
Expense:		
	Clearing fees	146,664
	Commissions	4,362,502
	Employee compensaton and benefits	312,458
	Legal and professional	27,287
	Occupancy	19,045
	Other operating expenses	234,057
	Total expenses	5,102,013
Income before income taxes		784,919
Income tax benefit (expense):		
	Current state franchise tax	(6,800)
	Total income tax expense	(6,800)
Net income (loss)		$ 778,119

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2018

Balance, December 31, 2017	352,440
Member's Distribution	(370,000)
Net Income (loss)	778,119
Balance, December 31, 2018	760,559

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
Operating activities		
Net income (loss)	$	778,119
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
		-
Receivable from clearing brokers		(48,334)
Due from related party		(3,117)
Accounts receivable		529
Other securities		(169,980)
Other assets		(10,680)
Accounts payable and accrued expenses		75
Commissions payable		92,224
Deferred compensation		19,703
Payable to broker dealer		169,073
Net cash provided (used) by operating activities		827,612
Financing activities		
Member distributions		(370,000)
Net cash provided (used) by financing activities		(370,000)
Increase in cash and equivalents		457,612
Cash and equivalents at 1/1/18		184,011
Cash and equivalents at 12/31/18	$	641,623
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	6,800

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
Notes to the Financial Statements
December 31, 2018

Note 1-Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized April 10, 2012 under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group, LLC ("Certus").

The Company operates under the provisions of paragraph K(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities and has claimed exemption from Rule 15c3- 3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2-Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Review
The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 22, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cash and Cash Equivalents
Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a lability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 -quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

$169,980 of securities was considered Level 1 at December 31, 2018.

Revenue Recognition

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Investment banking revenues include amounts earned from providing merger and acquisition or general advisory services. Revenue from investment banking is recognized as earned on a pro rata basis over the term of the contract, except that fees contingent on completion of a transaction are recognized at the time the transaction is completed and the income is reasonably determinable.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and accounts payable and accrued expenses.

Income Taxes

The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company. The Company is subject to a minimum State of California Franchise Tax of $800 and a Gross Receipts Tax of $6,000.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns beyond three years.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

An acceptable interpretation of Topic 606 is that selling, and distribution fees paid over time, such as 12b-1 fees, are fully constrained when they are indexed to the net asset value of the funds being distributed until such amounts are known. The Company has deemed an acceptable interpretation to conclude that upon performance of the service, revenue recognition is fully constrained until each month-end when a portion of the revenue becomes known. Thereby at each month end, the "determinable" portion of the revenue will be recognized.

Note 4 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member, Certus, whom contributed $10,000 upon inception of the Company.

The Company's duration is perpetual and can be dissolved as a result of the following events: death, retirement, resignation, expulsion, bankruptcy or dissolution or the occurrence of any other event which terminates the continued membership of a member.

Note 5 - Related Party

The Company has an Agreement (the "TCFG Expense Sharing Agreement") with Certus for the payment of rent. During 2018, the Company reimbursed its sole member $17,580 in reimbursement for

its pro rata share of rent pursuant to an TCFG Expense Sharing Agreement entered into in December 2012. As of December 31, 2018, the company was owed $7,567 from a related party.

Note 6 - Deposit with Clearing Organization

The Company maintains a deposit account with National Financial Services, LLC ("NFS") as part of the Company's contract for services. NFS requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2018, the deposit balance was $50,000.

Note 7 - Commitments and Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 8 - Net Capital Requirements

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $19,515. In this case the minimum net capital is $19,515. On December 31, 2018, the Company's net capital of $717,607 exceeded the minimum net capital requirement of $19,515 by $292,726 and the Company's ratio of aggregate indebtedness of $698,092 to net capital was 0.41:1, which is less than the 15:1 maximum ratio requirement.

Note 9 - Concentrations

During the year ended December 31, 2018, 44% of the Company's revenue was derived from Investment Banking related activities.

TCFG WEALTH MANAGEMENT, LLC
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2018

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Member's Equity, December 31, 2018	$ 760,559
Subtract - Non allowable assets:	
Accounts receivable	10,247
Due from related party	7,567
Other assets	24,788
Tentative net capital	717,957
Haircuts	350
NET CAPITAL	717,607
Minimum net capital	19,515
Excess net capital	698,092
Aggregate indebtedness	292,726
Ratio of aggregate indebtedness to net capital	0.41

Minimum Net Capital Calculation

Aggregate Indebtedness ("AI")	292,726.23	
X 6 2/3%	0.066667	
AI Net Capital Requirement	19,515.06	
Statutory Requirement	5,000.00	
Minimum Net Capital Requirement		$ 19,515.08

*There were no changes from the Company filed Focus Report and this audit report.

TCFG WEALTH MANAGEMENT, LLC

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III

Information Relating to Possession or Control

Requirements Under Rule 15c3-3

December 31, 2018

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of TCFG Wealth Management ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

TCFG WEALTH MANAGEMENT, LLC

By:

Rick Roberts, President & CEO

February 22, 2019

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
TCFG Wealth Management, LLC
Laguna Niguel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TCFG Wealth Management, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCFG Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) TCFG Wealth Management, LLC, stated that TCFG Wealth Management, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. TCFG Wealth Management, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TCFG Wealth Management, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2019

TCFG Wealth Management, LLC

Financial Statements and Supplemental Schedule
(with Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2018